FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2020

Commission File Number: 001-12440

Enel Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

SIGNIFICANT EVENT

Enel Américas S.A.

Securities Registration Record No. 175

Santiago, July -----, 2020

Ger. Gen. No. --- /2020

Mr. Joaquín Cortez Huerta

Chairman

Financial Market Commission

Av. Libertador General Bernardo O’Higgins N°1449

Santiago, Chile

Ref.: Significant event

Dear Sir,

In accordance with articles 9 and 10, under Securities Market Law No. 18,045, and as established under General Norm No. 30 of the Financial Market Commission, I, duly authorized and in representation of ENEL AMÉRICAS S.A. (“Enel Américas or the Company”) hereby inform you of the attached Significant Event, and in relation to the Significant Event issued to the market on November 26, 2019, in which we informed that the Board of Directors had approved the 2020-22 Strategic Plan, as follows:

We included, within the aforementioned Strategic Plan, some macro-elements for the 2020 – 2022 triennium as well as EBITDA and CAPEX projections. We indicated that the contents of the Strategic Plan followed and were based on hypothetical projections that may or may not undergo certain variations in the future.

Taking into consideration factors affecting current conditions, such as exchange rate fluctuations that affect the Company and its subsidiaries’ operations, as well as the effects of the Covid-19 pandemic, we anticipate and forecast significant variations in the macro-elements included in the Strategic Plan for the 2020 financial year.

Therefore, we have revised our projections based on the Company´s current conditions and results in the first half of 2020, we expect a negative variation in EBITDA in relation to the approximate range initially forecasted between US$0.8 billion and US$1.0 billion, principally stemming from exchange rate fluctuations. In relation to CAPEX, we do not foresee any significant variations from what was reported in November 2019.

Given that the above figures follow and are based on hypothetical projections that may or may not be verified in the future, their effects are not determinable at this stage.

Yours truly

Aurelio Bustilho de Oliveira

Administration, Finance and Control Manager

cc.:	Banco Central de Chile (Central Bank of Chile)
Bolsa de Comercio de Santiago (Santiago Stock Exchange)
Bolsa Electrónica de Chile (Chilean Electronic Stock Exchange)
Banco Santander Santiago - Representante de Tenedores de Bonos (Local Bondholders Representative)
Depósito Central de Valores SA (Central Securities Depositary)
Comisión Clasificadora de Riesgo (Risk Classification Commission)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By: /s/ Maurizio Bezzeccheri
--------------------------------------------------

Title: Chief Executive Officer

Date: July 28, 2020